Filed by 1Life Healthcare, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Iora Health, Inc.
(Commission File No. 001-39203)

This filing relates to the proposed merger of Iora Health, Inc., a Delaware Corporation (“Iora Health”), with SB Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of 1Life Healthcare, Inc., a Delaware corporation (“One Medical”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 6, 2021, by and among One Medical, Merger Sub, Iora and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora.

CORPORATE PARTICIPANTS

Rose Salzwedel Director-Investor Relations, 1Life Healthcare, Inc Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	Rushika Fernandopulle Co-Founder & Chief Executive Officer, Iora Health, Inc. Bjorn B. Thaler Chief Financial Officer, 1Life Healthcare, Inc.

OTHER PARTICIPANTS

Jailendra Singh
Analyst, Credit Suisse Securities (USA) LLC

Lisa C. Gill
Analyst, JPMorgan Securities LLC

Daniel Grosslight
Analyst, Citigroup Global Markets, Inc

Jessica E. Tassan
Analyst, Piper Sandler & Co.

George Hill
Analyst, Deutsche Bank Securities, Inc.

Ricky R. Goldwasser
Analyst, Morgan Stanley & Co. LLC

Elizabeth Anderson
Analyst, Evercore Group LLC

Stephanie Davis
Analyst, SVB Leerink LLC

Stephanie Wissink
Analyst, Jefferies LLC

Donald Hooker
Analyst, KeyBanc Capital Markets, Inc.

MANAGEMENT DISCUSSION SECTION
Operator: Ladies and gentlemen, thank you for standing by and welcome to the One Medical Business Update. At this time, all participants are in a listen-only mode. After the speakers' presentation, there'll be a question-and- answer session. [Operator Instructions]
1

I would now like to turn this conference call to Mr. Rose Salzwedel, you may begin.

Rose Salzwedel
Director-Investor Relations, 1Life Healthcare, Inc.
Thank you, Kevin. Hello, everyone and happy Monday. I would like to welcome all of you and thank you for joining us today as we discuss One Medical's proposed acquisition of Iora Health. My name is Rose Salzwede, Head of Investor Relations for One Medical. Together with me on this call we have Amir Dan Rubin, Chair and CEO of One Medical; Rushika Fernandopulle, Co-Founder and CEO of Iora Health; and Bjorn Thaler, CFO of One Medical. Before I turn the call over to Amir, let me please remind you of a few things. First, I want to make everyone aware of the press release we issued earlier today discussing the proposed transaction as well as our supplemental slide deck, both of which are available on our website at investor.onemedical.com. We will keep our prepared remarks relatively straightforward today and encourage you to take a look at the press release and deck in full at your convenience.
Please note that on today's call we will make certain statements that may be considered forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These include, but are not limited to the following, statements regarding the anticipated benefits and synergies of the proposed transaction, our ability to integrate the companies and Iora Health's anticipated 2021 financial results. These are subject to risks, uncertainties and other factors that could cause the actual results for One Medical to differ materially from those expressed or implied in this call. We do not undertake any duty to update any forward-looking statement except as be required under law. Today's discussion is for informational purposes only and is either an offer to purchase nor solicitation of an offer to sell any securities, nor is it a substitute for any offer materials that One Medical and its acquisition subsidiary will file with the SEC.
No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933 as amended and otherwise in accordance with applicable law. The proposed transaction will be submitted to the stockholders of One Medical for their consideration. In connection with the proposed transaction, One Medical intends to file a registration statement on Form S-4 and joint proxy statement/prospectus, and will mail the joint proxy statement/prospectus to its stockholders. This call is not a substitute for the registration statement and joint proxy statement/prospectus that One Medical will file with the SEC or any other documents that One Medical may file with the SEC or send to stockholders of One Medical in connection with the proposed transaction.
Before making any voting decision One Medical and Iora Health's respective investors and stockholders are urged to read the registration statement and joint proxy statement/prospectus, including any amendments or supplements regarding the proposed transaction when they become available, because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus when available, and other relevant documents that will be filed by One Medical with the SEC at www.sec.gov. They may also be obtained for free by emailing investoronemedical.com or on One Medical's website at www.onemedical.com. For additional information please refer to our cautionary statements in our press release and our filings with the SEC, particularly the Form 8-K filed in relation to this transaction and the Registration Statement on Form S-4, and Joint Property Statement/Prospectus that we intend to file in connection with the proposed transaction, all of which are or will be available on our website.

And with that, it is my pleasure to turn the call over to Amir.

Amir Dan Rubin
Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.
Thank you, Rose. Hello everyone, and thank you for joining us. As you might have read in our press release, today One Medical announced its intention to acquire Iora Health. In combination, we will transform healthcare and deliver a human-centered and technology powered care across every stage of life. Iora Health is a leading member-centric, value-based primary care organization with built-for-purpose technology, salary providers, service-oriented dedicated locations and virtual care services. Iora Health primarily serves seniors in full risk contracting relationships such as Medicare Advantage and Medicare Direct Contracting in 10 markets across the US. Today, we will share our vision, strategic rationale and financial insights on our announcements. I am delighted that Dr. Rushika Fernandopulle, Iora Health's CEO and Co-Founder is joining us to discuss Iora Health's history and model. Our One Medical CFO, Bjorn Thaler, will then share transaction and financial details.
One Medical's mission is to transform healthcare for all, through a human-centered and technology powered model. We seek to deliver better health outcomes, better care experiences, lower cost and greater levels of integrated care in a better provider and team environments. We have developed from the ground up a member based model that combines built-for-purpose technology, digital population health, virtual care services along with premier salary providers and inviting location. We believe that to transform healthcare we must simultaneously serve the needs of multiple key stakeholders in the healthcare ecosystem, which include consumers, employers and payers, providers and health networks. We have demonstrated that we can delight consumers with high service levels and help improve health outcomes, support employers and payers with high levels of employee engagement and reductions in the total cost of care, reduce friction and burdens for providers and team members through better technology and processes and coordinate care and benefits with health networks across the continuum of setting.
One Medical and Iora Health have built better models from the ground up to deliver differentiated outcomes across stakeholder groups. Both organizations started over a decade ago, firm in the knowledge that technology powered primary care with salary providers is key to achieving both better number of health outcomes and lower costs. Each organization has evolved over time to serve different populations, One Medical largely serving the commercially insured population and Iora Health largely serving the Medicare population. Today we are delighted to announce our intention to bring these human-centered and technology-powered organizations together to deliver better health, better care and lower costs for every stage of life. We see great resonance with Iora Health human-centric commitment to its members with its outstanding in-person and digital experiences, proactive approach to population health and improved patient outcomes and value based model, which effectively manages care in at risk reimbursement models.
Together, we believe we can accelerate the transformation of healthcare and deliver greater impacts to stakeholders. We believe that the current state of the US healthcare system, leaves key stakeholders frustrated. Consumers, which include those commercially insured and the senior population in Medicare are dissatisfied with the healthcare experience, with short and in-personal visits, uninviting offices, constrained accessibility and a lack of coordination across settings. Employers and payers often find health benefit offerings and provider groups underperforming on engaging their populations and avoiding unnecessary healthcare cost. Providers nationally are struggling with burnout, driven by misaligned fee-

for-service compensation system, excessive administrative task and [indiscernible] (08:34) electronic health record system. And health networks such as health systems and health plans have sought coordinated networks to better integrate primary and specialty care and further align with attributable lives for improved population health management so they can deliver better outcomes at lower cost, yet such results remain elusive.
One Medical and Iora Health both believe that a human-centered and technology-powered primary care model is central to simultaneously addressing these multiple stakeholder needs, and thus central to transforming healthcare. We believe that our model to better delight consumers, support employers and payers, engage providers and team members and coordinate care across a continuum of settings. Let us now turn to the background of our organization, March 31 at One Medical, we are delighting nearly 600,000 consumer and enterprise members with our multimodal model of seamless digital health and inviting in-person care. We generate high member engagement with an average of 10 touch points per member in 2020, along with a 90 Net Promoter Score. We are serving more than 8,000 employers by supporting their employees through population health, value-based care and improved productivity.
By leveraging a salary provider model, we are creating a more fulfilling way to practice primary care, with fewer administrative and electronic medical record tasks versus industry benchmarks. And we are building connectivity with distinguished health network partners to further digitally and clinically integrate care across primary and specialty settings. As you heard on our recent earnings call, our model continues to resonate with a record number of members advancing better health outcomes and better care experiences while also reducing healthcare costs. We believe the opportunity to delight members and reduce the cost of care is truly transformational, and is why we are so excited about extending our model more meaningfully to further serve seniors under Medicare, including an at risk reimbursement model. Iora Health is considered a pioneer in transforming the healthcare experience for seniors and managing impressive results in risk-based Medicare arrangements such as Medicare Advantage plans.
I'm excited to share that Rushika will become One Medical's Chief Innovation Officer bringing his extensive experience in improving healthcare. Rushika, let me turn it to you to share a bit about Iora Health.

Rushika Fernandopulle
Co-Founder & Chief Executive Officer, Iora Health, Inc.
Thank you very much, Amir, and hello, everyone. I could not be more excited to be with all of you to announce our intention to combine our two great organizations, Iora Health and One Medical, to further our common vision to transform healthcare for all. Before I get into Iora Health more, I want to take a minute to thank the hundreds of team members at Iora Health who wake up every day inspired to provide remarkable care for our patients. We obviously could not be here without their passion and innumerable contribution over the last 10 years.
So today it seems obvious and almost fashionable to say that technology-powered primary care is a key to improving our healthcare system. But almost 20 years ago, small predecessors' practices have became One Health – One Medical and Iora Health simply decided to start over to build their own technology, membership model, salary provider practices and to emphasize relationships and not transactions. And this was with an eye to provide much better care for our members and to inspire the rest of the healthcare system to follow us.

So over the years One Medical and Iora Health have evolved to serve different patient populations. We both develop great cultures. We've hired incredible teams. We've delivered transformative experiences for members and created built-for-purpose technology that makes it possible to deliver better health, better care and better value for our members. So today Iora Health serves more than 38,000 members and 47 practices across 10 different markets across the country. We deliver value-based longitudinal care largely for seniors. We have a multi-modal care model which allows us to support members with in-person care, video care, text and e-mail as well as home visits. And during 2020, we engage with each member an average of 19 times with our omni- channel care delivery model.
So like One Medical, through relationship based primary care, we've been able to consistently lower total healthcare costs. We're using unnecessary emergency room visits, procedures and hospitalizations, while and actually by delivering better health outcomes. And similar to One Medical, we also create a more fulfilling way to practice primary care with a 100% of our providers on salaried model and emphasizing relationships over transactions. And our teams are powered by our technology platform which we build in-house from the ground up to support our relationship and value-based model.
We also see it within the healthcare ecosystem, we have relationships with leading Medicare Advantage plans, reginal Medicare and the new Medicare Direct Contracting Program through the innovation center. We've [indiscernible] (13:51) value based contract is a growing number of top national and regional players including Humana, Cigna, United among others. When Chris McKown, my Co-Founder and I founded Iora Health about 10 years ago, our vision was to build an innovative primary care model that transforms lives and improves outcomes through relationship based care. If we look to the future we could not be more excited to take this next exciting step with One Medical to drive even greater impact for our members, our teams, our partners and most importantly, our shared vision for transforming healthcare.
Back to you, Amir.

Amir Dan Rubin
Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.
Thank you, Rushika. We agree and could not be more excited as well. As you so nicely highlighted, our organizations are highly aligned, we both focus on member-centric, technology powered, salary provider model with multi-modal, in-person locations and digital health access to deliver better health outcomes, better experiences, lower costs, improved provider environment and more coordinated care, both our models have demonstrated that we can delight members and reduce the total cost of care. In combination we could advance our mission to transform healthcare through a human-centered and technology powered primary care platform serving every stage of life.
Let me highlight some of the ways that our combination can benefit multiple key stakeholders. For our members, we can create premier experiences and better outcomes from pediatrics to the golden years. We can deliver longitudinal primary care, coordinated care across health network partners and further own the complexity of navigating healthcare on behalf of our members. We plan to provide 24x7 national digital health and in-person care across our combined 28 markets and beyond. Our complementary footprint today create numerous near- term and long-term avenues to grow membership. For example, more than 120 million people live in our combined 28 markets, representing nearly 40% of the entire US population, creating a tremendous opportunity for us to grow.

Additionally, as One Medical members age into Medicare and as our younger members have parents and grandparents eligible for Medicare, we believe we would have a built-in growth opportunities within One Medical's approximately 600,000 members and their extended families. For employers and payers, together we can further advance our capabilities to deliver outstanding experiences, population health outcomes and lower cost of care across multiple age groups and multiple markets. We have noted One Medical's impacts in commercial population. For example, we were pleased to recently share how One Medical's multi-modal model supports better chronic disease management as per an upcoming peer-reviewed publication that showed significantly improved health outcomes for members with uncontrolled diabetes.
We have also demonstrated our abilities to meaningfully reduce cost of care for commercial populations between 8% to 45%, including in a study published last year in JAMA Network Open. In combination with Iora Health and its track record of outstanding population health and managing care in full risk reimbursement models, we believe we will be able to similarly deliver such value-based results within Medicare Advantage and Medicare's direct contracting model. For providers, our combination will help further advance what we believe to be the best environment in which to practice medicine, with salaried team members, built-for-purpose technologies and advanced population health and care management capabilities. We believe our salaried model reduces the perverse incentives of fee for service compensation prevalent in so many other models, and that our modernized technology and team approach to operations reduces burdens from cumbersome electronic health records and excessive administrative tasks that can lead to provider burnout elsewhere.
Together, we believe we will further attract, support and retain the best providers and teams. With health networks we plan to further coordinate care across benefit plans and a continuum of settings, further owning the complexity of navigating healthcare on behalf of our members, reducing duplicative testing and excess administrative burdens as well. As you heard on our most recent earnings call, our model continues to attract distinguished partners who align with us in transforming healthcare through a more clinically and digitally interconnected system for coordinated care. We look forward to extending existing relationships and further advancing new health network partnerships. In summary, we could not be more excited by the opportunity for Iora Health to join with One Medical. We are aligned in our missions, models and cultures to address the needs of multiple key stakeholders and transform healthcare at scale.
Together, we believe we will accelerate our efforts to deliver better health, better care and lower costs for every stage of life. Additionally, we believe we will deliver significant incremental financial value which Bjorn will discuss next. Thank you to all of you who have joined us today, to the members, clients and partners of One Medical and Iora Health. We look forward to sharing even more ways to delight and innovate and to transform healthcare for every stage of life. To the Iora Health team we cannot wait to engage together as we are so impressed by all you do. To our incredible One Medical team, we are excited to collaborate to extend our reach and advance our mission with our new colleagues. To One Medical and Iora Health shareholders, we thank you for your support for our mission. We have so much ahead for us.
Now, let me turn the call over to Bjorn to share further financial insights. Bjorn?

Bjorn B. Thaler
Chief Financial Officer, 1Life Healthcare, Inc.

Thank you Amir, and thank you to everyone joining us on this call. From a financial perspective, I'm equally excited about bringing our two organizations together to create significant value for our combined members, customers, partners, teammates, shareholders and other stakeholders. As we combine our organizations we will be able to serve more members with modernized technology and enable better health outcomes, while at the same time working to further lower the total cost of care. This can generate more savings for our health network partners, enterprise clients, payers and consumers which will continue to make our service offerings even more differentiated and attractive.
Let me start with the key highlights of the transaction. Under the terms of the transaction agreement, One Medical will acquire 100% of Iora Health in an all-stock transaction, valuing Iora Health at approximately $2.1 billion. Iora Health shareholders will receive approximately 56.1 million shares of One Medical common stock. We expect the transaction to close sometime in late Q3 or Q4 this year, subject to the required regulatory approvals and customary closing conditions, including the approval of One Medical shareholders. We will seek to provide additional financial detail in a Form S-4 to be filed with the SEC in the coming weeks. Upon the closing of the transaction, we expect Iora shareholders will own approximately 26.75% of the combined company.
Turning to Iora itself, given it is a private company, we have decided to share additional financial details in our supplemental presentation to help orient you on their model, and I will therefore keep my remarks today relatively brief. As Rose mentioned, this presentation is available on our website. In 2020, Iora Health delivered more than $210 million in revenue and is expected to deliver nearly $300 million in revenue in 2021, growing approximately 40% year-over-year. Similar to One Medical, Iora Health is a membership driven business model serving 38,000 members as of Q1 2021. They have a demonstrated history of engaging members, enhancing the quality of care and reducing the cost of care for member over time.
Importantly, Iora helps deliver attractive unit economics that improve with member tenure through their highly engaging model and longitudinal primary care, both of which complement One Medical's economic model. While both companies have strong momentum on their own, together, we will be positioned to advance the $870 billion market opportunity across commercial and Medicare in the United States. As Amir mentioned, to more than 120 million people live in our combined 28 markets. You have me say in the past that I considered the ability to divide profitable membership growth, engage with our members, improve their health and lower their healthcare costs, a core strength of One Medical, and I'm particularly excited about combining these strengths with Iora Health in these areas. As a result, our combination has the potential to deliver more than $350 million in annual revenue synergies by 2025. As together, we can accelerate membership growth across our combined footprint.
Turning to cost synergies, we believe that we can deliver annual net cost synergies of approximately $30 million by 2025, by pooling our resources, reducing duplicative spend and leveraging our investments across our combined membership basis. For a combined company, we expect to reach adjusted EBITDA breakeven around year-end 2024 and positive operating cash flow approximately one year later. Additionally we expect cumulative CapEx savings through 2025 of approximately $30 million as a result of some joint office opportunities we expect to deploy. Lastly we believe that we can continue to deliver attractive long-term financial results/ As we have shared with you in the past, One Medical's standalone long-term goals include mid-20% revenue growth and 20% adjusted EBITDA margins. In combination with Iora Health and including our synergy opportunities, we expect to deliver a mid-30% revenue growth CAGR over the next 10 years, a meaningful acceleration of our standalone revenue growth rate.

Turning to profitability, we expect to see our combined long-term adjusted EBITDA margin in the 17%-plus range. Please keep in mind that this adjusted EBITDA margin target is on a much larger revenue basis as the average annual CMS benchmark rate for Medicare Advantage member in 2020 was approximately $10,000 which is about 13 times larger than the average revenue per member that One Medical recorded in 2020. We believe that our acceleration in revenue growth, coupled with the increase in total EBITDA margin profile will support us in delivering great value for our shareholders. We will provide guidance on the combined business after the transaction closes.
Finally, let me briefly discuss our approach to integration. As you heard, we are focused on delivering even higher revenue growth going forward while maintaining attractive unit economics. In order to derive the most long-term value for our key stakeholders, we believe it is important to invest in adequate integration of plants. We expect integration to take three to four years during which we will implement our growth plans, integrate our operations, optimize our real estate footprint, further improve our clinical protocols and enable joint sales and marketing.
Given the technology that underpins each of our strategies, we will bring the best of those technologies into a common platform.
In total, we expect to invest approximately $80 million in integration costs over this time horizon with the majority of these investments occurring in the first few years. Integration-related costs will become a new reconciling item in our adjusted EBITDA as well our transaction costs, which we estimate to be approximately $40 million. To wrap up, as you have heard today, we believe this combination offers many strategic and financial benefits, delivering tremendous opportunity for membership, revenue and EBITDA growth for the combined organization. It will allow us to further demonstrate the power of our model, expanding the populations and geographies that we serve.
Importantly, it will also support us in enabling better health outcomes for our members, while reducing total healthcare costs, which we believe will provide long-term tailwinds to revenue and margins.
We thank you for your time today and for your partnership in our mission. We will now open it up the call for questions.

QUESTION AND ANSWER SECTION
Operator: [Operator Instructions] Our first question comes from Jailendra Singh with Credit Suisse.

Jailendra Singh Analyst, Credit Suisse Securities (USA) LLC	Q
Yeah. Thank you and congratulations for the transaction. I was wondering if Amir and Rushika, you both could share some thoughts around timing on this deal, what's diversifying into a new payer based always on cards and were there some decent trends or developments that excluded either that decision, any thoughts there?

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Thank you Jailendra for the question. Well, as we mentioned here on the call, north of a 120 million people live in our combined 28 markets, representing nearly 40% of the entire US population, creating a tremendous opportunity for us to grow. Both models can serve a diverse set of geographies and we see tremendous opportunities to grow as we say here across every stage of life. And given the residence between the model, the built-for-purpose technologies, salary based models, focus on high net promoter scores and on saving money, this was a tremendous opportunity to accelerate growth across pediatrics and adults and into seniors as well. Let me just add that it expands our TAM from $170 billion in One Medical alone to $870 billion across commercial and Medicare segments.

Jailendra Singh Analyst, Credit Suisse Securities (USA) LLC	Q
Okay. Anything, I mean, you can share around how this change should approach to enter new markets on One Medical legacy side; historically it seems, MSAs have been focused markets for you guys. Does this deal change the view, and does this deal have any impact on the pace of entering new markets as you focus on capturing synergies in the overlapping markets?

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Yeah. This gives us tremendous opportunity to further grow and expand. We can extend Iora's Medicare model into One Medical market, and similarly, move One Medical's commercial business into Iora's markets. Moreover, this gives us tremendous opportunity to extend our lifetime relationships with our members. We already have really long lifetime relationships at One Medical. We've talked about 90% plus retention on consumer members and over nine out of 10 enterprise accounts retained. Now, think about extending that and aging into Medicare and aging into Medicare Advantage plans, a tremendous opportunity. Think about our Iora patients and their family members joining up into commercial models through One Medical. So truly, we can extend the TAM significantly, extend the lifetime relationships and serve every stage of life.

Jailendra Singh Analyst, Credit Suisse Securities (USA) LLC	Q
Great. Thanks a lot.

Operator: Our next question comes from Lisa Gill with JPMorgan.

Lisa C. Gill Analyst, JPMorgan Securities LLC	Q
Thanks very much and good morning. Congratulations Amir on this transaction. I just want to better understand a couple of things. One, on the technology side, can you talk about the differences in your technology today, and how easy it will be to combine the two technologies to get onto a single platform, would be my first question. And then secondly, Bjorn talked about adjusted EBITDA breakeven 2024 and the EBITDA margin target going to 17% versus 20%. I just want to understand, is anything changing on the One Medical side or that's just when we think about the differences in the business between Medicare and commercial?

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Great. Thank you, Lisa. Well, we are tremendously excited about the fact that each One Medical and Iora Health bring to this partnership built-for-purpose technology that is really a key differentiator. One Medical had 10 engagements per member in 2020, and much of that is based on our digital health model, both inbound acute digital health and outbound digital population health. Iora Health had 19 engagements per member in the past year, similarly leveraging not just great in-person care but digital health and digital population health. In bringing these two models together, we could bring the best of our models and the best of our technologies. For example, One Medical is known for its seamless digital consumer experience, and coordinating care across multiple modalities. And Iora Health's technology is known for its tremendous ability to manage very complex patients longitudinally over time in at risk financial models such as Medicare Advantage and under CMMI, The Center for Medicare & Medicaid Innovation direct contracting innovation model.
So bringing these technology capabilities together under a common roof, we believe really extends the capabilities of each technologies. In terms of your second question on adjusted EBITDA's, Bjorn mentioned, we really see tremendous incremental growth here because we can grow across commercial and Medicare segments, we can cross market, if you will, into each other's members. And as Bjorn mentioned, with global capitated higher Medicare Advantage premium levels, we have much higher revenue levels on the Medicare Advantage side. So that is adding to the incremental revenue, and as Bjorn mentioned, the new adjusted EBITDA and other numbers. But to your question, we said, no, we do not see changes in the One Medical expectation's legacy One Medical. And maybe what I'll do is ask Rushika to speak a little bit more on his thoughts on the technology here as well. Rushika?

Rushika Fernandopulle Co-Founder & Chief Executive Officer, Iora Health, Inc.	A
Great. No. Thank you and thank you for the question. I think we've both built incredibly human-centric models, that's the core, but really important for our success and being able to scale is also having a technology platform that's built for purpose. I think as you know, the vast majority of technology and the healthcare are transactional, but they're basically fancy cash registered, they help you document code and bill hire. And what we and One Medical both made a decision well over 10 years ago and people thought we were both crazy, that we need a fundamentally different platform if we want to do a fundamentally different job which is actually build relationships and improve health, not just do more stuff to people. And so that's what's really exciting is that they've built technology that does things well and particularly for the populations they serve.
We have built technology that we think does really well for the population we serve. Taking care of complex seniors is a different task than taking care of younger, healthier people. And I think combining the two will create almost certainly I believe the premier technology platform, but actually doing value based healthcare and consumer centered healthcare in a way you cannot do using one of these legacy platforms. So I think it's both excitement of putting together what we already have. And part of my role going forward as Chief Innovation Officer is going to be how do we then take it to the next level of being at the scale and the reach that we will have as a combined company. I think and I believe this we'll clearly be the premier advanced primary care platform to be able to really continue to evolve this technology platform to allow consumers and all of our partners to do better.

Lisa C. Gill Analyst, JPMorgan Securities LLC	Q
Great. Thank you so much.

Operator: Our next question comes from Daniel Grosslight with Citi.

Daniel Grosslight Analyst, Citigroup Global Markets, Inc.	Q
Hi guys. Congrats on the transaction and thanks for taking my question here. Can you speak a little more to the unit economics of a typical Iora member, how does Iora acquire members, what's the CAC and how long does it take Iora to breakeven on a typical member? And related to that, what's the adjusted EBITDA margin at a mature facility, and ex this transaction, when would you have expected Iora to breakeven on an EBITDA basis? Thanks.

Bjorn B. Thaler Chief Financial Officer, 1Life Healthcare, Inc.	A
Yeah. I can maybe start on this one. When you take a step back and we provided a little bit of additional information on the presentation that we posted to our website earlier today, one of the things that was really, really impressive to us when we looked at Iora was the ability to really improve healthcare outcomes and the associated costs that go with that over time. So for example, they've shown a 27% point improvement over four years on their medical expense ratio, which is sort of the third-party medical expense that they're paying if you look at various cohorts. And really, whether you look at the 2017 cohort, the 2018 cohort, the 2019 cohort, you can sort of see year-by-year improvements in that medical claims expense ratio which really goes frankly to the power of the model that Rushika just pointed out.
The other thing that I would just point out is, when I take a step back, one of the things that was really exciting for us here at One Medical is the philosophical alignment around the member. The member, as you heard us say in One Medical, is sort of our key unit. We are focused on how do we provide better service to the remember, the member is our economic unit, et cetera. The same really happened with Iora. They're putting their member in the center. It's not about another metric. It's really membership driven business model that both of us have built, and we are therefore really excited to sort of continue to advance that, and you'll continue to see sort of the member being the core of our disclosure and our unit economics going forward.

Daniel Grosslight Analyst, Citigroup Global Markets, Inc.	Q
Got it...

Rushika Fernandopulle Co-Founder & Chief Executive Officer, Iora Health, Inc.	A
Let me add one thing Bjorn. We have been able to show, as Bjorn said, and it's [indiscernible] (38:45) the slides, really phenomenal impact on patient outcomes and on lowering the total cost of care. I think we all know that there's so much waste in the US healthcare system. And the way we get it is actually improving health, and we get these numbers when we start with people when they come to us at 65 or 70. Imagine, if we could start when you're 40 or 50 or maybe even 10 or 12, and can actually make impacts on people's health at a time when we maybe can actually make a bigger impact and then take a risk on them when they turn 65. That's a thing of beauty. We are very excited on what the potential is for being able to do this across the age span.

Daniel Grosslight Analyst, Citigroup Global Markets, Inc.	Q
Yeah. That make sense. Okay. And Amir, you've laid out One Medical's market entrants plans for the next 12 months, and I see on slide 17 you have a nice chart of all your markets. I was wondering, though if you could do the same for Iora both in Medicare Advantage and the direct contracting program, lay out what the market entrants plan is for the next 12 months, and how much it generally costs Iora to enter into a new market versus One Medical typically? Thank you.

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A

Yeah. Thanks Daniel. Well, clearly as you noted, we have tremendous opportunities for growth here, and really nothing stops us from growing in any number of directions. As we noted, these combined markets represent nearly 40% of the US population. So tremendous opportunity to grow and extends our TAM to over $870 billion, so tremendous growth. But clearly opportunities to grow, if you will, the Medicare model into the markets where One Medical has been and vice versa to look for opportunities to grow kind of the commercial segment into markets that Iora Health has been in, and more. So clearly, the TAM is large here, and we have tremendous opportunities.
In terms of growth and acquiring new customers, one of the exciting things that Bjorn mentioned is, as of last quarters, we've noted that One Medical have over 600,000 members. Some of those members are aging into Medicare, and as Rushika mentioned, what a tremendous opportunity to age those members into the Iora Health model and into Medicare Advantage, Medicare-Direct contracting and other Medicare models. We have a bunch of our members, who are not close to aging into Medicare models. We have a bunch of our members who are not close to aging into Medicare, and maybe their parents are on Medicare or some even their grandparents.
What an opportunity to extend membership, if you will, to that population. So tremendous built-in growth opportunities, built-in customer acquisition opportunities. We also find on the Iora Health side, members over there with family members saying, gee, how do I get this great Iora Health care for me, but I'm not a senior. Well, now, we have an opportunity to extend that to them as well into the, if you will, legacy One Medical model. So we see tremendous synergies here, tremendous opportunities for cross marketing, tremendous expansion in the TAM, and really built-in growth opportunities through these existing member bases and the existing markets.
Thanks so much, Daniel.

Daniel Grosslight Analyst, Citigroup Global Markets, Inc.	Q
Thanks, guys.

Operator: Our next question comes from Jessica Tassan with Piper Sandler.

Jessica E. Tassan Analyst, Piper Sandler & Co.	Q
Hi. Thank you for taking the question and congratulations. We'd be interested to know if you could maybe describe Iora's health system strategy in each of their 10 markets, and then specifically with regard to direct contracting what they're doing with health systems and how you expect the combined companies' health system strategy to evolve with the combination?

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Yeah. Thank you for the question, Jessica. We think this is a great opportunity to further extend the clinical and digital integration that we've built for members on the commercial side, also in the Medicare side. As I once had in a prior healthcare organization, a patient said to me, she said, it's a full time job being a patient. And what we want to do is we want to own that complexity of navigating care on behalf of our members. We want to help them get that referral, get that authorization, book that appointment, collect that medical information, avoid duplicative testing, share that information with their next level of care.
If that patient ended up in an emergency room, we would want to know about that proactively, prospectively, or at least concurrently, I would say, as they show up there, so we can help coordinate it. And post discharge we want to be able to help follow up with that patient. So they won't have a bounce back readmission or a complication.
Well, these are the kind of things that both One Medical and Iora Health have been focused on doing. And at One Medical, we've been building these clinical and digital integrations and believe with various health network partners and believe this will be super powerful in extending this from commercial and into Medicare models.
And before I turn it over to Rushika, to mention a little bit about direct contracting, I just want to know, part of what health network partners have been looking for is, can they find partners who can help them build greater consumer-oriented approaches, approaches that leverage innovative technology, approaches that are at the cutting edge of value-based care, whether it's for employers or for seniors. And really across our platform now, across pediatrics, adults and now seniors will be able to do that. And there's a growing Medicare population an aging population and approximately 40% of seniors are now in Medicare Advantage at-risk plans. So we're positioned really well to help our health network partners better address consumer driven value-based care for employers in the commercial segment as well as do the same on the seniors segment. And we're super excited about all Iora Health has been doing on Medicare, including with direct contracting, and Rushika maybe you can make a couple of comments there.

Rushika Fernandopulle Co-Founder & Chief Executive Officer, Iora Health, Inc.	A
Sure. And thanks for the question Jessica. We're very proud and excited to be one of about 50 provider groups who are admitted as the first group into direct contracting, which as you know is a program with Medicare Innovation Center. Only 10 of those groups actually pretty much are national groups that are able to go across the country. What's exciting is, it allows us to serve about 40 million Medicare members who are not in Medicare Advantage plans, and nothing stops us from doing this anywhere in the country. We don't need permission, we just simply need to register to do it. Again, what is exciting is, we don't do this by the number of people in direct contracting going to existing practices and sort of continuing here the way it is.
Like One Medical, our bet is that we're going to actually change how actual people get actual care by building, built-for-purpose practices that engage people digitally, that build team base models, that have a fundamentally different clinical model, and we're going to take full-risk content through their contracting program and that leads to great experience and outcomes for the patient and leads to really spending economics as well, as we take this waste in the healthcare system and rationalize it and then because it's full risk we get to keep that difference and invest it into better primary care. We're very excited about direct contracting, I think between our relationships with pretty much every national Medicare Advantage plan and many local ones and growing number and direct contracting we really can reach, as Amir said, a combined well over $800 billion of market.

Jessica E. Tassan Analyst, Piper Sandler & Co.	Q
Thank you. And then maybe to follow up, are One Medical and Iora offices expected to open up to each other's kind of respective commercial and MA populations over the next couple of years? And then, will new offices open to all populations right off the bat, starting maybe in 2022? Thanks so much.

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Yeah. Thanks Jessica. Well, we have tremendous opportunities, and if you will, degrees of freedom here. One of the nice things that we've done in each of our models is we've optimized for the populations we serve. So for example, at One Medical we've tended to locate our physical offices near where people are working or shopping or living so they can be very convenient to a working population. And similarly Iora Health has done the same in its location to be very convenient to seniors. Now, certainly some of those locations can be convenient to all people.
And so where there are those opportunities we could absolutely take advantage of those. But also we can continue to focus on the great care and the focused services that we've done in our models. I'd also like to add, and I'll go back to the point that Iora Health had 19 engagements per member per year for a senior population and One Medical had 10 engagements per member per year, and across both of those models that's largely digital.
And so we can leverage this common technology platform, common digital platform, which can scale readily across both platforms. So a lot of opportunity for leverage in the model.

Operator: Thank you. Your next question comes from George Hill with Deutsche Bank.

George Hill Analyst, Deutsche Bank Securities, Inc.	Q
Hey, good morning guys, and thanks for taking the question. And I kind of just wanted to focus again a little bit more on the out year guidance, and maybe Amir or Bjorn you can tell us I guess where we had it wrong, because I know the consensus EBTIDA estimate for 2024 was about $130 million. We know that Iora is trending to about negative 90% today, which means you'd wind up with like a $70 billion number inclusive of the synergies. So there seems to be kind of that gap, kind of ex the Iora transaction. I guess what I'm just trying to figure out is, how wrong were we, or I guess, how should we think about the guidance being potentially conservative?

Bjorn B. Thaler Chief Financial Officer, 1Life Healthcare, Inc.	A
Yeah. Happy to chat about that one. So first of all, maybe just let me remind you that the combined adjusted EBITDA target here is really sort of 17%-plus. So in other words we've giving a [indiscernible] (49:38). So I think that that's very, very important. And certainly the long term target is going to present a blend of sort of One Medical's organic adjusted EBITDA margin target of 20% which remains at 20%, together with sort of Iora's long- term adjusted EBITDA profile. Obviously, the S4 is going to have more details here that we'll ultimately be able to point you to.
But maybe just I would say is, keep in mind that sort of 17%-plus EBITDA margin target is really on a much, much larger revenue basis. You felt me say early on the call that the average CMS benchmark for 2020 was approximately $10,000 and that's about 13 times larger than the average revenue per member that One Medical recorded in 2020. So you will see a little bit of a mix shift here. But we are super excited about being able to expand our TAM, create to $350 million of revenue synergies which are a big part of this as well. And then as I said, sort of really feel that a 17%-plus EBITDA target margin is derived long term range for us.

George Hill Analyst, Deutsche Bank Securities, Inc.	Q
That's helpful. And I don't know if I can have a quick follow up, but I was wondering also Amir or Bjorn if you guys can talk about the assumptions that underline that $350 million revenue synergy figure which is a pretty sizable figure given that it's bigger than what Iora's business is currently.

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Sure. I can make a number of comments there. Well, first of all, as we mentioned, at One Medical we have as of last quarter just shy of 600,000 members. And as I mentioned before, some of those members are aging into Medicare today and have been. So there are existing Medicare patients that we might be able to offer Iora Health like opportunities, whether it's in Medicare Advantage or even in direct contracting today. There are members who are aging into Medicare all the time. There are members that, close to 600,000 as of last quarter, who have parents or grandparents who are eligible, and boy, might they like to offer this kind of One Medical experience, but for more complex patients and maybe their family members who are in Medicare Advantage plans. We can do that. We also noted that in Iora Health, our patients there often say, boy, I have family members who aren't Medicare eligible that would love this great Iora Health experience.
Well, now, we can offer them an approach with One Medical. So there is tremendous built-in growth opportunities there. There's tremendous opportunities as we noted to expand the TAM from about $170 million in the commercial segment to $870 billion in the combined commercial and Medicare, Medicare Advantage, and now with direct contracting really getting to original Medicare patients as well even before or without needing to get into Medicare Advantage relationships. So this is just a tremendous built-in growth opportunity. We also mentioned the market opportunities, the geographic market opportunities. Together, we will be in 28 total markets, taking potentially Iora Health existence in 10 standalone markets into new markets, and extending standalone One Medical from its 22 markets potentially into existing Iora Health markets and others. So a lot of room for growth, much bigger TAM, cross-marketing opportunities, and of course growth opportunities through Medicare Advantage and direct contracting as well. Thank you.

George Hill Analyst, Deutsche Bank Securities, Inc.	Q

That's helpful. Thanks, again.

Operator: The next question comes from Ricky Goldwasser with Morgan Stanley.

Ricky R. Goldwasser Analyst, Morgan Stanley & Co. LLC	Q
Yeah. Hi. Good morning and congrats on the deal. So a couple of questions here. One, Iora clearly has relationship with health plans. And is this sort of an opportunity for you to sort of expand your relationship with payers as we think about the commercial side of the business?

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Yeah. Thanks for the question, Ricky. Well, we have always thought of our health network partnerships broadly, and sometimes that is with healthcare systems, but we've also had relationships with health plans that sometimes have bundled One Medical into their RFPs, if you will, to commercial employers. Now, clearly Iora Health has had very, very tight and outstanding relationships with health plans as it has been taking on global risk, global capitation. So we really see this is a tremendous opportunity across the platform to position ourselves to work with all health network partners of all types, and to be really well positioned to handle the range of contractual relationships, including full Medicare Advantage models. And maybe I'll Rushika to pipe in here as well.

Rushika Fernandopulle Co-Founder & Chief Executive Officer, Iora Health, Inc.	A
So, thanks for the question. Yeah. I think the way we talk about Iora, it's high impact relationship based care. So much of US healthcare is transactional. And what we think the healthcare system needs is relationship-based care. Last I checked, transactions don't heal people, relationships do. Now, of course, that relationship is doctor- patient, of course that's within our teams, of course it's about how primary care has relationships with the downstream like health system. But I think something people don't think about enough is actually the relationship with payer and provider.
And I think for 75 years in US healthcare, payers and providers are seeing themselves as adversaries, and fee- for-service payment sort of encourages that. We want high rates, we want low rates, we argue over it, and what we've done at Iora and I think what One Medical is doing and I think we can do even more powerfully together, you'd say, let's make that relationship between the payer and the provider a relationship and based of relationship and not transactions, that make this win-win. They are your members. There are our patients, they are actually the same people, and we actually want the same thing for them. And so this is all about alignment. I think it's really exciting that we can do this.

Ricky R. Goldwasser Analyst, Morgan Stanley & Co. LLC	Q
And then the follow-up question that I had was around branding. I mean, clearly, there's some overlap in the markets. And to your point there could be really nice synergies between sort of the population that's served by Iora and One Medical. Are you going to rebrand Iora under sort of the One Medical banner?

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Well, we feel we'll work those things out. But I'd say, the general point is, we have the opportunity here together to be the most loved brand in healthcare. And that is what we're setting out to do. We want the default choice of control. Of course, this is the care I want for my children, for myself if I'm a working age adult or if I'm a senior for myself or for my parents or grandparents. And so we believe we have a tremendous opportunity to have an alignment here and to create a broad brand recognition and all that is still ahead of us. Well, thank you.

Ricky R. Goldwasser Analyst, Morgan Stanley & Co. LLC	Q
Thank you very much.

Operator: Your next question comes from Elizabeth Anderson with Evercore.

Elizabeth Anderson Analyst, Evercore Group LLC	Q
Hi, guys. Thanks so much for the question. Congrats on the transaction. My first question is, is there anything for Iora to keep in mind of the financials as we come out of COVID, any kind of like risk scoring things, et cetera? And secondly, could you comment or provide any additional details on sort of how you're seeing the cash burn sort of develop over the course of the next couple of years? Thank you.

Bjorn B. Thaler Chief Financial Officer, 1Life Healthcare, Inc.	A
Yeah. Great questions. Thank you. Yeah. Obviously, we took a detailed look at sort of the results of 2020 and the projections here for Iora which you'll see as part of [indiscernible] (58:25). I think Iora has really shown frankly throughout the pandemic the power of their model. I mean, they've got an average 19 touches per member per year. So a year of them in person that compares for example to the 10 touches into two in person that we at One Medical historically happened. This combination and this member centricity that you hear here coming through from Amir, Rushika, myself and others, that's really sort of what I think powered both One Medical and Iora during the pandemic. It showed the value of this sort of longitudinal care approach.

It showed the value of putting the member into center and not doing that fee-for-service approach that we already talked about. As I think about the cash portion here, we certainly finished the quarter with more than $700 million of cash on the balance sheet as you saw. And as we think about what's in front of us, whether that's in terms of integration, whether that's linked in terms of all the opportunities to continue to grow, realize the synergies and frankly take advantage of additional opportunities in the market that may present themselves, we feel like we have the right balance sheet, we have the right operating model, we have the right management, and we have the right employees to continue to take advantage of that, and I'm very excited about what the future can bring for us here.

Elizabeth Anderson Analyst, Evercore Group LLC	Q
Okay. Great. Thanks so much.

Operator: Our next question comes from Stephanie Davis with SVB Leerink.

Stephanie Davis Analyst, SVB Leerink LLC	Q
Hey, guys. Congrats on the transaction result. I want to continue the question line on the revenue synergies. For Bjorn, is there any way to size the tranches of revenue synergies that get you to that $350 million figure, and just rank them in terms of timing, to imagine some of the opportunities are more near-term like opening up your centers to both populations versus some of the aging opportunities seem a little bit longer term than maybe even 2025.

Bjorn B. Thaler Chief Financial Officer, 1Life Healthcare, Inc.	A
Yeah, I mean, there are obviously lots of different buckets that you heard, Amir sort of talked through. And when I take a step back off the roughly 600,000 or approximately 600,000 members that we have at One Medical, about 2,000 to 3,000 members alone every year each into Medicare. I talk about the average premium per yield about $10,000 per member. If we can capture just a fraction of that, obviously that in an off itself is a big number. You've also heard Amir talk about the parents and grandparents of our existing members.
We have year-after-year retained 9 out of 10 consumer members, 9 out of 10 enterprise members. So we really think that thankfully in many ways our members, one of our biggest brand ambassadors and ambassadors really off the model. So if we can get them to speak to their parent, speak to their grandparents about the great experiences that they have, we think that's very powerful. And then conversely, Iora has greater retention, great NPS and if those parents and grandparents talk to their children and say, look, this is a really great model, and this is now available for you as well. We feel very, very bullish about the opportunity to derive those $350 million in revenue synergies.

Stephanie Davis Analyst, SVB Leerink LLC	Q
Understood. Then a follow up then for Rushika. Of the 40% of members on a regional Medicare, how should we think about the kind of risk sharing assumption versus fee-for-service component for that or any other way you're generating revenues off of that model?

Rushika Fernandopulle Co-Founder & Chief Executive Officer, Iora Health, Inc.	A
Yeah. So our model was built around doing full-risk Medicare. We are not built around doing fee-for-service. As Bjorn said, the economics are confirmative, typical practice. You're doing fee-for-service Medicare, you do three or four visits a year at $120 a visit that's $40ish PMPM, and for risk you get $1,000 or more PMPM, so they are transformative. We have no intention of continuing to be primarily in fee-for-service. We are in fee-for-service Medicare because we know that direct contracting was coming. And we are rapidly putting our patients and signing them up for direct contracting that's what we will continue to do. As you know, in direct contracting there's a great channel called voluntary alignment where we simply ask our patients to report that you are our patients [indiscernible] (01:03:14) we are your patient, and then they flip into the full-risk model, and that's what we continue to intend to do.

Stephanie Davis Analyst, SVB Leerink LLC	Q
All right. Makes sense. Just a legacy part of the business. All right. Thank you. I appreciate it.

Operator: Our next question comes from Steph Wissink with Jefferies.

Stephanie Wissink Analyst, Jefferies LLC	Q
Thank you and congratulations as well. We had two really quick questions Bjorn, this maybe is best directed for you, but just trying to understand a little bit about the sinking of the costs of the combination. I think you mentioned $80 million of expected spend. How should we be slowing that through our model over the course of the next three to four years? And then also on the synergies, you can get us some sense of kind of the weighting, whether it's first half of the period or second half, just wanting to think those two numbers up.

Bjorn B. Thaler Chief Financial Officer, 1Life Healthcare, Inc.	A
Yeah. Absolutely. And again, there's going to be obviously much more detail in the S4 here. But maybe just high level, you've heard me talk about is three year to four-year integration timeline. Certainly on integration expenses I think you'll see probably the integration expenses being more front loaded than back end loaded in order to start sort of that integration and really start to execute on that value pop. As I think about the synergies, obviously they will ramp up over time. And I think by 2025 we'll get to that $350 million run rate I believe on the revenue side, as well as $30 million on the cost side. So that's probably going to be a little more gradual. And again, you'll see much more details in the S4.

Stephanie Wissink Analyst, Jefferies LLC	Q
That's great. And then just a final question for us is that, an earlier question was asked about kind of the cross marketing, but I'm curious more about that data. Will you be merging the two data pools? Will you be looking for ways to kind of engineer better programs both directions, based on the combined datasets that you'll have of both kind of young commercially insured and then older aging Medicare-insured populations? Thank you.

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Yeah.

Rushika Fernandopulle Co-Founder & Chief Executive Officer, Iora Health, Inc.	A
Yeah. I can take.

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Yes. Go ahead, please Rushika.

Rushika Fernandopulle Co-Founder & Chief Executive Officer, Iora Health, Inc.	A
Yeah. I think that's one of the huge opportunities here. The combined entity having patients across the age spectrum, I think gives us a huge opportunity both on the data side but also on the clinical side. I think as we start in markets where we already are, we have a handful of markets where we already coexist very quickly. After we close the deal, we will be able to take those datasets and then create clinical programs that had crossed the commercial and the Medicare folks. And you can imagine having dedicated specialists and home visit programs and a number of other targeted interventions that actually kind of cross both sets of patients. So I actually think you're exactly right that this sort of integrated data across the lifespan for patients and being able to apply clinical program using that is incredibly powerful. And again, data is mildly interesting, data that then triggers actual clinical interventions that actually then make actual people get healthier, and then you're in payment models that you get the benefit from that, that's the chain that we'll be able to do.

Stephanie Wissink Analyst, Jefferies LLC	Q
Thank you.

Operator: Our last question comes from Donald Hooker with KeyBanc.

Donald Hooker Analyst, KeyBanc Capital Markets, Inc.	Q
Great. Good morning. Thank you. I'll just ask one. I just wanted to be clear on slide 13. It looks like of the 38,000 members at Iora Health, it looks like 40% are in traditional Medicare. And is your outlook assuming that the vast majority of that 40% converts into the voluntary path of the direct contracting program? Is that how that's going to work?

Rushika Fernandopulle Co-Founder & Chief Executive Officer, Iora Health, Inc.	A
Yes, that is absolutely the intention. As you know, direct contracting just began, we started April 1, and we're in the first quarter of the program, and we are over time aligning patients. There is a process where we get them to sign up and we submit them to CMS, and that process simply takes time. So our intention is that we will convert the vast majority of those patients over the next period.

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	Q
I mean, are there patients in the program now, I guess, I should say. There are and just to clarify that that's 40 million individuals in the United States in original Medicare that preponderance of Iora's revenues are coming from Medicare Advantage and now also with regional Medicare patients that Iora has coming into direct contracting. So this extends this TAM significantly in the broader United States to not only reach out to the Medicare Advantage population, but also to the original Medicare population, and get kind of full risk economics through this direct contracting model. So this, as Rushika mentioned, has launched at Iora and select other organizations participating in direct contracting and provides a tremendous opportunity ultimately for better care and better value. Thank you, Donald.

Donald Hooker Analyst, KeyBanc Capital Markets, Inc.	Q
Thanks for clarifying.

Operator: And ladies and gentlemen, this concludes the Q&A portion of today's call. I'd like to turn the call back over to our host.

Amir Dan Rubin Chairman, President & Chief Executive Officer, 1Life Healthcare, Inc.	A
Well, thank you so much. I'd really like to thank everybody for joining us today for the wonderful questions. I'd like to thank the Iora and One Medical teams for the incredible care that they give and the incredible technology that they build every day. I'd like to thank our partners, our employers, our health plans, our health systems, all of our health network partners, our all of our key stakeholders. Ultimately, we're here to transform healthcare together for every stage of life. Thanks, everybody, and we'll see you again soon.

Operator: Ladies and gentlemen, this concludes today's presentation. You may now disconnect and have a wonderful day.